EXHIBIT 99.1

Stantec-Freese and Nichols JV awarded 5-year contract for water/wastewater projects by U.S. Army Corps of Engineers

Supporting the USACE Mobile District’s Water and Wastewater Technical Center of Expertise

EDMONTON, Alberta and NEW YORK, Nov. 01, 2022 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, and Freese and Nichols, a national leader in water resources solutions, together (Stantec-Freese and Nichols JV), has been awarded a five-year, US$25 million multiple award task order contract for architecture and engineering services by the U.S. Army Corps of Engineers (USACE) Mobile District. Stantec-Freese and Nichols JV will provide the district’s Water and Wastewater Technical Center of Expertise (WWTCX) with planning, design, and construction phase services in support of the center’s mission to deliver vital engineering solutions to secure the nation, energize the U.S. economy, and reduce disaster risk.

Based in Mobile, Alabama, the WWTCX is a national center of expertise under the USACE Planning and Excellence Program. The center provides guidance to the entire Corps worldwide on potable water supplies; water treatment, storage, and distribution; and domestic and industrial water/wastewater collection, pumping, treatment, and disposal. Under this contract, the Stantec-Freese and Nichols JV team will provide the Mobile District and WWTCX with a full range of support services on water, wastewater, and civil works projects, including treatment processes and technologies, energy reduction and optimization, models of water and wastewater networks, pump stations, and other related systems.

“Water and wastewater treatment affects communities around the world, and as the population continues to grow, so too does the need for innovative thinking in the industry,” said Chris Williams, senior vice president for Stantec’s U.S. Federal Program. “For more than 60 years, we’ve provided USACE with the highest quality design and engineering services globally. We’re proud to support the Corps’ Water and Wastewater Technical Center of Expertise in its mission to deliver clean water at home and abroad.”

“Freese and Nichols has been dedicated throughout our 128-year history to providing the safe and effective water and wastewater systems that are vital for our communities and our national resilience,” said Thomas Haster, chief business development officer, Water, for Freese and Nichols. “We are excited to continue our strong partnership with the USACE to support its mission of continuously improving water and wastewater services.”

Bringing experience from across the country
Stantec and Freese and Nichols have long track records of successful water project delivery. Last year, Stantec completed the West Palm Beach Water Treatment Plant Improvements project in Florida, creating a surface water treatment plant that uses powder-activated carbon and UV technology to provide safe, clean, and high-quality drinking water. In Southern California, the firm is transforming treatment applications of the One Water Cycle to provide sustainable, quality resources for generations to come.

In fast-growing Frisco, Texas, Freese and Nichols developed a comprehensive program to expand the existing wastewater system and treatment capacity to meet growth demands and to develop an indirect potable reuse program. In North Carolina, the firm provided route analysis and design of a new sanitary sewer system on an accelerated schedule to serve industrial/commercial developments in the Triangle Innovation Point (formerly called Moncure Megasite). The new infrastructure helped the city and county position themselves for important economic development.

Learn more about Stantec’s U.S. Federal Government program here.

Learn more about Freese and Nichols’ U.S. Federal Services here.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

About Freese and Nichols

Freese and Nichols, Inc., is a professional consulting firm serving clients across the United States and Puerto Rico. Since 1894, we have planned, designed, and managed public infrastructure projects with client-centered innovation in mind. Additionally, since 1950, we have provided planning and engineering services to the USACE and other Federal agencies as one of the leading design and civil works/water resource planning firms in the United States. We are the first engineering/architecture firm to receive the Malcolm Baldrige National Quality Award and recently became a Lifetime Trustee of the Baldrige Institute.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the projects described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended, or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contacts
Ashley Warnock
Stantec Media Relations
Ph: (403) 472-0122
ashley.warnock@stantec.com

Linda Campbell
Freese and Nichols
Ph: (817) 666-3494
linda.campbell@freese.com

Stantec Investor Relations Contact
Jess Nieukerk
Vice President, Investor Relations
Ph: (403) 569-5389
ir@stantec.com

Design with community in mind